Exhibit 99.58

VERSES

VERSES named as Presenting Sponsor of the 4th International Workshop on Active Inference

VANCOUVER, British Columbia, Sept. 13, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence announces an agreement as exclusive corporate sponsor of the 4th International Workshop on Active Inference.

Active Inference, first developed by VERSES Chief Scientist, Karl Friston, is increasingly recognized as a potentially superior approach to AI development that represents a radical departure from conventional machine learning. Additionally, Verses' foundational platform KOSM™ positions the company as a leader in the use of active inference principles in the development of AI. For example, VERSES' WayFinder™ suite of services and applications use dynamic AI routing to improve logistics productivity in the logistics industry.

The 4th International Workshop on Active Inference (IWAI), which is to be held September 13-15, 2023 at St Peter's Abbey, in Ghent, Belgium, brings together researchers on active inference from around the world. In addition to VERSES AI, serving as Presenting Sponsor; Flanders AI Research Program, Interuniversity Microelectronics Center (IMEC), Internet & Data Lab (IDLab) and Ghent University are all IWAI supporting sponsors.

"We are very pleased to support the 4th International Workshop on Active Inference," said Gabriel René, Founder and CEO of VERSES. "This is the only event in the world that brings together both the top researchers in the field and presents the most noteworthy publications that explore real-world applications in artificial intelligence."

Keynotes include Tetsuya Ogata, Professor with the Faculty of Science and Engineering, at Waseda University, and a Joint-appointed Fellow with the Artificial Intelligence Research Center, National Institute of Advanced Industrial Science and Technology, Tokyo; Antonella Maselli, of the Institute of Cognitive Sciences and Technology, at the Italia National Research Council of Italy; and the aforementioned Karl Friston, a neuroscientist and theoretician at University College London who is the key architect of the free energy principle and active inference and VERSES' Chief Scientist.

The IWAI will also recognize a number of accepted papers that include: *Designing explainable artificial intelligence with active inference: A framework for transparent introspection and decision-making* written by several VERSES staff including Mahault Albarracin, Director of Product; Ines Hipolito, AI Ethicist; Safae Essafi-Tremblay, Senior Grant Manager and Researcher; Jason Fox Chief Technology Officer; Gabriel René, Founder and CEO; Maxwell Ramstead, Senior Director of Research; and Karl Friston Chief Scientist. For more information about IWAI 2023 visit https://iwaiworkshop.github.io/

IWAI 2023
The 4th International Workshop on Active Inference wants to bring together researchers on active inference as well as related research fields in order to discuss current trends, novel results and real-world applications. We have an interest in exploring the extent to which active inference can be used in modern machine learning settings, such as in hybrid setups combining it with deep learning, as well as to unify the latest psychological and neurological insights, and to determine how it can best be used to understand action, optimization and decision making.

About VERSES
VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

On Behalf of the Company
Eric Holder, Director of Communications, VERSES AI Inc., press@verses.ai

Investor Relations Inquiries
Leo Karabela, President, Focus Communications, info@fcir.ca, 416-543-3120

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.

Cautionary Note Regarding Forward-Looking Statements

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this news release and include without limitation, statements such as active inference being a “potentially superior approach” to AI development; and how KOSM™ positions the Company to effectively use active inference principles in the development of AI.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that the organizations and individuals expected to attend and speak at the IWAI will do so, that noteworthy publications that explore real-world applications in artificial intelligence will be presented at the IWAI, that the IWAI will be held September 13 – 15, 2023, that organizations disclosed above will act as the IWAI's supporting sponsors and that global events or uncertainties will not impact the timing or the holding of the IWAI. These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, that VERSES will not be able to act as a presenting sponsor at the IWAI, that the IWAI will not take place or be canceled, that the organizations and individuals (or any one of them) expected to attend the IWAI will not attend, that the IWAI will not go as planned, that the IWAI will be adversely impacted by technology failures or global events or uncertainties. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws.